IMAGING3, INC.
                             3200 W. Valhalla Drive
                               Burbank, CA 91505




                                 April 13, 2005






VIA EDGAR
---------
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Mail Stop 3-9


Re: SB-2 filed July 22, 2004 (the "SB-2") of Imaging3, Inc. (the "Company") #333-117557


Ladies and Gentlemen:

     The Company hereby states that the above-referenced SB-2 (333-117557) is withdrawn. No action has been taken regarding the SB-2, because it was inadvertently filed as a new SB-2 rather than as an amendment to the previously filed SB-2 (333-117309).

     No shares of stock have been sold in reliance thereon, nor is any stock intended to be sold thereunder as it was an error. Previously we had requested EDGAR Filer Support, in writing, to delete it, and they agreed to delete it but never did.

                                Very truly yours,

                                IMAGING3, INC.



                                By:  /s/ Dean Janes
                                     -----------------------
                                     Dean Janes
                                     President